

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2015

Mr. John G. Simmonds, Chief Executive Officer
A.C. Simmonds and Sons, Inc.
3565 King Rd.
King City, Ontario Canada L7B 1M3

   **Re:**  **A.C. Simmonds and Sons, Inc.**
      **Form 10-K for Fiscal Year Ended December 31, 2013**
      **Filed March 28, 2014**
      **File No. 001-35802**

Dear Mr. Simmonds:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief

cc:  Travis Gering, Esq.
    Wuersch & Gering LLP